EXHIBIT 21.1

                                                     Subsidiaries

Truck Components Inc.
         Gunite Corporation
                  Gunite EMI Corporation
         Brillion Iron Works, Inc.
         Fabco Automotive Corporation

Bostrom Holdings, Inc.
         Bostrom Seating, Inc.
                  Bostrom Mexico S.A. de C.V. (Mexican company)
         Bostrom Specialty Seating, Inc.
Imperial Holdings Corp. - 1 (General Partner - 1% in Imperial Group, LP) Imperial Holdings Corp. - 2 (Limited Partner - 99% in Imperial Group LP)
         Imperial Group, LP
TTII Sales Corporation
JAII Management Company

All subsidiaries are Delaware corporations and are 100% directly or indirectly owned, except (1) Imperial Group, LP which is a Delaware limited partnership,
(2) Bostrom Mexico S.A. de C.V. which is a Mexican corporation and (3) TTII Sales Corporation which is a Barbados corporation.